SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tripath Technology Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89672P104

(CUSIP Number)

Dr. Adya S. Tripathi
Tripath Technology Inc.
2560 Orchard Parkway
San Jose, CA  95131
(408) 750-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89672P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Adya S. Tripathi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,558,332

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,558,332

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,558,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Securities:	Common Stock
Issuer:	Tripath Technology Inc.
Principal Address:	2560 Orchard Parkway San Jose, CA 95131
Item 2.	Identity and Background
(a)	Name: Dr. Adya S. Tripathi
(b)	Residence or busienss address: c/o Tripath Technology Inc. 2560 Orchard Parkway San Jose, CA 95131
(c)

Dr. Tripathi’s present principal occupation is as the Chief Executive Officer of Tripath Technology Inc. (the “Issuer”), a company engaged in the design, manufacture and sale of semiconductor-based amplifiers.  The address of the Issuer is 2560 Orchard Parkway, San Jose, CA 95131.

(d)	During the past five years, Dr. Tripathi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, Dr. Tripathi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Tripathi is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Tripathi presently holds options to purchase 4,000,000 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”), of which 2,458,332 will be vested and exercisable as of April 15, 2003.  In addition, Dr. Tripathi beneficially owns 10,100,000 shares of the Common Stock, of which 1,250,000 shares were acquired prior to the initial public offering of the Issuer’s Common Stock in July 2000, through the exercise of stock options at an aggregate cost of $632,500.  The funds used to exercise these options were loaned to Dr. Tripathi by the Issuer in January 1997 and March 1998 in the form of non-recourse notes totalling $223,729 and $412,500, respectively, with fixed interest rates of 6.01% and 5.51%, respectively, compounded semi-annually (the “Notes”).  On April 14, 2000, the Notes and all related interest were forgiven by the Board.

Item 4.	Purpose of Transaction

Dr. Tripathi acquired the equity securities to which this statement relates to obtain an equity interest in the Issuer.

As of April 15, 2003, Dr. Tripathi will beneficially hold the right to acquire 2,458,332 shares of the Common Stock through the exercise of vested and exercisable stock options.  Dr. Tripathi also holds options to purchase 1,541,668 shares of the Common Stock which are subject to periodic vesting and which will be fully vested and exercisable, pursuant to their respective standard vesting schedules, by October 2004.

Dr. Tripathi is a member of the Issuer’s board of directors (the “Board”). In August 2002, the Board approved a stock repurchase program under which the Issuer is authorized to repurchase on the open market at the current market price up to 1,000,000 shares of common stock through August 2003.  To date, the Issuer has made no repurchases pursuant to this authorization to repurchase.

Except as described above, Dr. Tripathi does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)

Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

     Dr. Tripathi intends to continually review the Issuer’s business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, Dr. Tripathi will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as he deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of the Common Stock either in the open market or in privately negotiated transactions or selling his shares of the Common Stock either in the open market or in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer
(a)	Reference is made to rows (11) and (13) on the cover page of this statement.
(b)	Reference is made to rows (7) through (10) on the cover page of this statement.
(c)	During the past 60 days, Dr. Tripathi has not engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.
(d)	Not Applicable.
(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Reference is made to Item 4.

Item 7.	Material to Be Filed as Exhibits

A. 2000 Tripath Technology Inc. Stock Option Plan and form of option agreement*

B. 2000 Tripath Technology Inc. Employee Stock Purchase Plan*

*Incorporated by reference from the Issuer’s registration statement on Form S-1 (File No. 333-35028), as filed with the Securities and Exchange Commission on April 18, 2000, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Dr. Adya S. Tripathi
Signature
Dr. Adya S. Tripathi, President, CEO & Chairman of the Board
Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)